UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Distribucion y Servicio D&S S.A. Announces Results for the Year 2005.

          SANTIAGO, Chile, Feb. 28 /PRNewswire-FirstCall/ -- D&S filed with the Superintendency of Securities and Insurance (SVS) results for the fiscal year 2005, presenting net profit of Ch$ 37,982 million (US$ 74.1 million), a 590.4% increase over the previous year.

Highlights of period January-December 2005:

*	Net revenues amounted to US$3,120 million, representing a 7.1% increase compared to the same period in 2004.
*	Operating income of US$143.4 million, a 202.8% growth over 2004.
*	EBITDA increase of 72.3% to US$247.6 million.

          The Company’s Chief Financial Officer Miguel Nunez remarked: “Results for the year 2005 show a positive trend, as reflected in the quarterly financial statements reported during the year.” Mr. Nunez also stated that “results are in line with the Company’s expectations.”

          With regards to D&S’s strategy, Nunez pointed out: “During the course of 2005 the Company continued its expansion program, with an investment of US$ 100 million for the opening of 7 stores in the cities of Arica, Ovalle, Talagante, Temuco, Puerto Varas and Punta Arenas and the reopening of the General Velasquez store (formerly Carrefour) in Santiago. ” He also informed that “during the month of January a new store was opened in Copiapo. ” According to Nunez, “The Company has advanced in its strategy that focuses on achieving national coverage through its supermarket and hypermarket formats, delivering a value proposition that brings together the food lines and the financial services.” In this regard, Nunez highlighted the significant growth in customers of the Presto credit card, as well as the encouraging experience within the pharmacy business, counting 67 pharmacy stores throughout the country.

          About D&S

          Currently, the company has 86 stores among hypermarkets, compact hypermarkets and supermarkets, 67 Farmalider pharmacy stores and 6 shopping malls. The Company’s operations are located in the Metropolitan Region and in regions I, II, III, IV, V, VI, VII, VIII, IX, X y XII, along with 1.5 million accounts in good standing for the Presto open credit card, which is accepted in over 10,000 affiliated businesses throughout Chile.

          Consolidated Results January-December

	2005

	Ch$ millions	US$ millions	% of Rev.

Sales	1,351,943	2,637.9	84.6%
Other Income	246,824	481.6	15.4%
Net revenues	1,598,767	3,119.5	100.0%
Cost of sales	1,151,126	2,246.1	72.0%
Gross Income / Margin	447,641	873.4	28.0%
Recurring Operating Expenses	320,130	624.6	20.0%
Start-up Expenses	625	1.2	0.0%
Total Operating Expenses (SG&A)	320,756	625.9	20.1%
EBITDA	126,885	247.6	7.9%
Depreciation	53,368	104.1	3.3%
Total Operating Expenses	374,124	730.0	23.4%
Operating Income	73,517	143.4	4.6%
Financial Expenses	(20,092)	(39.2)	-1.3%
Other Non-operating Income (Expenses)	(10,222)	(19.9)	-0.6%
Monetary Correction	(1,659)	(3.2)	-0.1%
Non-Operating Income	(31,973)	(62.4)	-2.0%
Income before Tax	41,544	81.1	2.6%
Income Tax	(3,931)	(7.7)	-0.2%
Minority Interest	2	0.0	0.0%
Income	37,615	73.4	2.4%
Amortization of Goodwill	367	0.7	0.0%
Net Income	37,982	74.1	2.4%

Currency of December 2005, exchange rate 1US$=Ch$512.50 of December 31, 2005

	2004

	Ch$ millions	US$ millions	% of Rev.

Sales	1,293,736	2,524.4	86.7%
Other Income	198,582	387.5	13.3%
Net revenues	1,492,318	2,911.8	100.0%
Cost of sales	1,147,801	2,239.6	76.9%
Gross Income / Margin	344,517	672.2	23.1%
Recurring Operating Expenses	268,386	523.7	18.0%
Start-up Expenses	2,487	4.9	0.2%
Total Operating Expenses (SG&A)	270,873	528.5	18.2%
EBITDA	73,644	143.7	4.9%
Depreciation	49,365	96.3	3.3%
Total Operating Expenses	320,238	624.9	21.5%
Operating Income	24,279	47.4	1.6%
Financial Expenses	(19,368)	(37.8)	-1.3%
Other Non-operating Income (Expenses)	(965)	(1.9)	-0.1%
Monetary Correction	2,189	4.3	0.1%
Non-Operating Income	(18,143)	(35.4)	-1.2%
Income before Tax	6,135	12.0	0.4%
Income Tax	(1,133)	(2.2)	-0.1%
Minority Interest	132	0.3	0.0%
Income	5,134	10.0	0.3%
Amortization of Goodwill	367	0.7	0.0%
Net Income	5,502	10.7	0.4%

Currency of December 2005, exchange rate 1US$=Ch$512.50 of December 31, 2005

Change % YoY

Sales	4.5%
Other Income	24.3%
Net revenues	7.1%
Cost of sales	0.3%
Gross Income / Margin	29.9%
Recurring Operating Expenses	19.3%
Start-up Expenses	-74.9%
Total Operating Expenses (SG&A)	18.4%
EBITDA	72.3%
Depreciation	8.1%
Total Operating Expenses	16.8%
Operating Income	202.8%
Financial Expenses	3.7%
Other Non-operating Income (Expenses)	959.5%
Monetary Correction	-175.8%
Non-Operating Income	76.2%
Income before Tax	577.1%
Income Tax	247.0%
Minority Interest	-98.7%
Income	632.6%
Amortization of Goodwill	0.0%
Net Income	590.4%

Currency of December 2005, exchange rate 1US$=Ch$512.50 of December 31, 2005

          Source: Ficha Estadistica Codificada Uniforme (FECU) of D&S at  December 31, 2005.

SOURCE  Distribucion y Servicio D&S S.A.
     -0-                              02/28/2006
          /CONTACT:  Miguel Nunez, Chief Financial Officer of D&S, Phone: (56-2) 484 7754, or mnunez@dys.cl, or Loreto Bradford, Investor Relations Officer of D&S, Phone: (56-2) 484 7757, or lbradford@dys.cl/
          /First Call Analyst: /
          /FCMN Contact: lbradford@dys.cl /
          /Web site:  http://www.dys.cl/
          (DYS)

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer
Dated: February 28, 2006